Exhibit 10.4

PRIVATE AND CONFIDENTIAL

August 26, 2021 Mr. Andrew Krasner

Dear Andrew:

On behalf of Willis Towers Watson US LLC, a Willis Towers Watson Company (hereinafter "Willis Towers Watson"), we are very pleased to formally offer you the position of Chief Financial Officer of Willis Towers Watson, start date to be confirmed as soon as practicable.

We are impressed with your skills and attributes and knowledge of the Company given your prior history of working for us for twelve years and are confident you will enhance Willis Towers Watson’s position as a leading risk, advisory and broking company. As you are well aware, we are known for improving our clients’ results through our unique combination of technical excellence and innovation and believe you will be a strong addition in that endeavor. In working here, you will have the opportunity to grow as well as partner with talented colleagues in solving issues for some of the world’s largest and most complex organizations. This letter serves to document some of the finer points of the terms of our offer as well.

In this position, you will be reporting to the CEO of Willis Towers Watson. As you know, we operate a virtual headquarters so we expect that you will be spending time in our major locations on a regular basis. For administrative purposes, you will be assigned to the Miami, FL office.

COMPENSATION

Your initial base salary will be $800,000.00 per annum, earned at the semi-monthly rate of $33,333.33, less applicable statutory deductions. Employees are paid on the 15th and last day of each month via payroll direct deposit.

You will participate in the Willis Towers Watson Discretionary Individual Bonus Program. The bonus year runs from January 1 to December 31, and bonuses are payable annually, usually in March. Your target bonus is 125% of your base salary, and any bonus awarded will be based on individual performance and reflect the performance of the Finance function and the overall Company as well. Bonus payments may be prorated, for example, in line with base salary changes, part year periods of service or extended periods of absence, in accordance with applicable law. For the year ending December 31, 2021, your bonus will be no less than the target bonus pro-rated for the days in 2021 in which you are employed by Willis Towers Watson (the “Minimum Bonus”). A current condition of eligibility to receive a bonus payment is that you are still in the Company’s service on the date of payment and not working out any period of notice, whether given or received, except as set forth herein with respect to the bonus for 2021. Any bonus for periods after 2021 payable under this program is discretionary. The Company reserves the right to amend or terminate any and all bonus provisions at its sole discretion at any time with or without notice or replacement.

As an Operating Committee member, beginning in 2022, you will participate in our Long Term Incentive (LTI) program. Your annual LTI target amount will be 200% of base salary. Willis Towers Watson will pay you a signing bonus totaling an aggregate payment equivalent to $50,000 per month (including a prorated amount for partial months up to the start date) for the period in 2021 that you were not employed by Willis Towers Watson, less appropriate payroll deductions (the “Signing Bonus”). This will be paid within 31 days of employment. If you voluntarily leave Willis Towers Watson other than for Good Reason or if you are terminated for Cause within twelve (12) months of a signing bonus payment (as such terms are defined in the Willis Towers Watson Severance and Change in Control Pay Plan for US Executives in effect on the date hereof (the “Executive Severance Plan”), you will be required to repay Willis Towers Watson in full for that payment immediately upon your termination. In the event that you are required to repay the signing bonus to Willis Towers Watson under the terms of this paragraph, you authorize Willis Towers Watson (by signing this letter) to withhold any such amount from any amounts due to you at the time of your termination and apply such after-tax amounts against the outstanding repayment obligation you owe to Willis Towers Watson. Your authorization expressly includes, but is not limited to, allowing Willis Towers Watson to withhold any amounts you owe from any compensation (including but not limited to wages), accrued paid time off, expense reimbursement, or any other amounts due to you from Willis Towers Watson. The Company may in its absolute discretion elect not to pay any sign-on bonus payment or to reduce the sign-on bonus payment if you have committed any act of misconduct and/or any material breach of the terms of the Willis Towers Watson Code of Conduct and/or are subject to any performance management process in any such case during any period prior to the sign-on bonus payment date.

You will also receive a grant of time-based restricted stock units (RSUs) with a grant date fair value of

$3,000,000 pursuant to the terms of the Willis Towers Watson 2005 Equity Incentive Plan, with the grant date of such RSUs being the date of commencement of your employment with Willis Towers Watson.

The RSUs will vest ratably over a three year period as of the first, second and third anniversary, respectively, of the grant date, subject to your continued employment with Willis Towers Watson as of each vesting date except that in the event of a Qualifying Termination (as defined in the Executive Severance Plan and whether or not a Change in Control (as defined in the Executive Severance Plan) has occurred) prior to the end of the three-year period, Willis Towers Watson will either (i) accelerate the vesting of any outstanding unvested units at the time of your termination, subject to the approval of the Compensation Committee of the Willis Towers Watson Board of Directors; or, in the absence of such approval, will (ii) pay you the cash value of the unvested outstanding awards as calculated based on the share price on your date of termination. The shares or payment will be delivered to you as soon as possible thereafter but no later than 30 days (subject to Section 409A of the Internal Revenue Code). A separate grant letter with the above and other relevant terms and conditions will be provided to you under separate cover following your commencement of employment.

SEVERANCE

You will be eligible to participate in the Executive Severance Plan, subject to its terms and conditions, except as set forth herein as may be amended from time to time. In the event that your employment relationship is involuntarily terminated for any reason other than Cause (as defined in the Executive Severance Plan) or you resign with Good Reason (as defined in the Executive Severance Plan), you will be entitled to severance as follows:

•	An amount equal to 12 months of base salary + target bonus for year of termination (generally payable in 12 monthly installments).

•	Full COBRA subsidy for up to 18 months.

In the event of a Change in Control, you shall be eligible for the additional benefits specified in the Executive Severance Plan.

In addition, in the event of a Qualifying Termination prior to full vesting of the RSUs granted at the inception of your employment, Willis Towers Watson will either (i) accelerate the vesting of any outstanding unvested units specifically with respect only to the RSUs granted to you upon your hire at the time of your termination, subject to the approval of the Compensation Committee of the Willis Towers Watson Board of Directors; or, in the absence of such approval, will (ii) pay you the cash value of the unvested outstanding awards. In the event of a Qualifying Termination prior to payment of either the Signing Bonus or the Minimum Bonus, such unpaid bonuses will be paid to you within 60 days of the date of termination.

If you ever become eligible to receive any severance payments described in this provision, you agree that such severance payments are contingent upon your execution of a Severance Agreement and Release in a form reasonably acceptable to the Company. Your acceptance of these severance payments shall constitute your knowing and voluntary waiver of any right or claim to receive severance benefits from Willis Towers Watson (or any of its affiliates) under any severance benefit plan that Willis Towers Watson (or any of its affiliates) may maintain at the time of your employment termination.

You will not be eligible to receive any of the severance benefits described in this provision if you terminate your employment voluntarily without Good Reason or if you are terminated by the Company with Cause as defined in the Executive Severance Plan.

Copies of the current version of the Executive Severance Plan plan document and term sheet are attached for your reference.

BENEFITS

A summary of Willis Towers Watson's current benefit package for full-time employees is available on the Onboarding Portal. All benefits are subject to the terms of the applicable policies and plan documents, which may change from time to time. If your break in service with Willis Towers Watson is less than one year, your prior service will count under the terms of certain benefit plans, including Willis Towers Watson’s Paid Time Off plan and retirement plans.

Per the Willis Towers Watson Pension Plan for US Employees, if you terminate employment with Willis Towers Watson on or after July 1, 2017 while you were a participant in the non-contributory portion of the Plan, and you are re-employed as an Eligible Contributory Colleague on or after July 1, 2017, you will become an Active Contributory Participant on the first day of the month coincident with or next following your date of reemployment unless you elect not to participate in the Plan. If you terminate employment with the Company after becoming an Active Contributory Participant, you will again become an Active Contributory Participant as of the first day of the payroll period that is as soon as administratively feasible after the date you again become an Eligible Contributory Colleague unless you elect not to participate in the Plan. Further, because you terminated employment with the Company and you will be re-employed within one year of the date of your termination, the months that you were not employed by the Company will still count towards completion of the one year of Eligibility Service requirement. Full details are provided in the attached Summary Plan Description.

LEGAL OBLIGATIONS TO PRIOR EMPLOYERS AND OTHER THIRD PARTIES

Willis Towers Watson requires its employees to honor their legal obligations to their prior employers (just as we expect you will honor your ongoing legal obligations to Willis Towers Watson should you leave our employ). Therefore, as a condition of your employment by Willis Towers Watson, you must not bring with you from your current or former employer(s) any confidential or proprietary business information or copies of such information; and you may not reveal to Willis Towers Watson or any of our employees or use on behalf of Willis Towers Watson any confidential or proprietary information belonging to any prior employer or other third party, unless you have been expressly authorized by the owner of such information to do so in writing.

Further, if you have any written agreement with an existing or former employer that contains contractual restrictions that may continue to apply to you at any time during your employment with Willis Towers Watson, you must provide us with a copy of any such agreement immediately. By accepting this offer, you certify that you have disclosed to Willis Towers Watson all contractual or other restrictions that may affect your ability to fully perform the duties and responsibilities of your position in the location for which you are being hired, and that, to the best of your knowledge, you have provided to Willis Towers Watson copies of all written contracts, correspondence or other documents that materially relate to any such restrictions.

ADDITIONAL TERMS

This offer and your employment with us are contingent upon the following conditions and terms:

•

Submission and review of documents that verify your eligibility for employment in the United States on your scheduled start date. U.S. immigration laws require all U.S. employers to verify that all new employees are eligible to work in the United States. This law applies to both U.S. citizens and non-citizens. You must present acceptable original work authorization documentation necessary to complete an I-9 form, which establishes proof of your eligibility to work in the United States, within three business days of commencing employment. If you are unable to provide the required documentation within that time period, your offer will be withdrawn and/or your employment will be terminated. A list of acceptable documents is provided with this offer letter. Please be aware that Willis Towers Watson also participates in the E-Verify employment eligibility verification system.

•	The truthfulness of the representations you have made to Willis Towers Watson during the interview process and completion and outcome of standard education, employment, credential and criminal checks.
•

Your acknowledgement, by accepting this offer, that you have reviewed the enclosed Willis Towers Watson Code of Conduct that applies to all of your work at Willis Towers Watson, and that you will comply with it.

•	Your acknowledgement, by accepting this offer, that you have reviewed and accepted the Willis Towers Watson Confidentiality and Non-Solicitation Agreement.
•	Your agreement that information about your various benefits and entitlements shall be provided to you electronically, and not by hard copy.
•	Your agreement that you will abide by all policies, practices and procedures of Willis Towers Watson, which are subject to change at any time in the sole discretion of Willis Towers Watson.

Your employment is "at will" and you may terminate your employment at any time by notifying Willis Towers Watson. Likewise, Willis Towers Watson may terminate your employment at any time and for any reason, with or without cause or advance notice, subject to the consequences set forth herein.

SECTION 409A COMPLIANCE

It is intended that the payments set forth herein are intended to be exempt from or in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder and shall be administered and interpreted consistent with such intent. To the extent that any provision of this is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A, and to the extent required, be subject to any applicable six (6) month delay for “specified employees” if required in order to avoid the imposition of any excise tax under Section 409A. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

CLOSING

Andrew, we are delighted that you will be joining the leadership team of Willis Towers Watson as our Chief Financial Officer. I look forward to working closely with you on driving our company’s success.

Sincerely yours,

John J. Haley

Chief Executive Officer AGREED AND ACCEPTED:

Andrew Krasner

Date